Exhibit 99.1

September 17, 2013

Press release

Turquoise Hill announces resignation of director Jean-Sébastien Jacques

VANCOUVER, CANADA – Turquoise Hill Resources announced today that the company’s Board of Directors has accepted the resignation of director Jean-Sébastien Jacques. Mr. Jacques is resigning from the Turquoise Hill board in order to fully concentrate on his many responsibilities as Chief Executive, Copper at Rio Tinto.

A new Rio Tinto-nominated director will be announced in due course.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company focused on copper, gold and coal mines in the Asia Pacific region. The company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia. Other assets include a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); and a 56% interest in copper-gold miner Inova Resources (ASX, TSX: IVA), formerly Ivanhoe Australia; and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan, which is in the process of being sold.

Contacts

Investors	Media
Jason Combes Office: +1 604 648 3920 Email: jason.combes@turquoisehill.com	Tony Shaffer Office: +1 604 648 3934 Mobile: tony.shaffer@turquoisehill.com

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